Filed Pursuant to Rule 424(b)(2)

Registration No. 333-124023

333-124023-02

Prospectus Supplement dated August 1, 2005

to Prospectus Supplement dated June 7, 2005

to Prospectus dated April 25, 2005

250,000 5.70% Trust Preferred Securities

KeyCorp Capital VII

KeyCorp has entered into a supplemental indenture, the effect of which is to surrender KeyCorp’s right to redeem the junior subordinated debentures underlying this issue, other than in connection with the occurrence of a tax event, investment company event or capital treatment event, each as described in the Prospectus dated April 25, 2005 with respect to the trust preferred securities. As a result, the trust preferred securities will only be redeemable at the option of KeyCorp on or after June 15, 2010 in connection with the occurrence of a tax event, investment company event or capital treatment event.